Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

November 22, 2019

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re:	New Age Alpha Trust
File Nos. 811-23461 and 333-232993

Dear Mr. Be:

This letter responds to your letter dated August 30, 2019 including comments of the Commission’s staff (the “Staff”) on the Registration Statement on Form N-1A for New Age Alpha Trust (the “Trust”) filed on August 2, 2019 for the purpose of registering the following series of the Trust: the New Age Alpha U.S. Large-Cap Leading ETF, the New Age Alpha U.S. Large-Cap Low Vol ETF, the New Age Alpha U.S. Small-Cap Leading ETF, the New Age Alpha U.S. Small-Cap Low Vol ETF, the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF (each, a “Fund” and collectively the “Funds”). We have revised relevant portions of the Trust’s Registration Statement in response to the Staff’s comments.

Set forth below are the comments included in your letter and the Trust’s response to each comment:

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when they are completed in a pre-effective amendment, on disclosures made in response to this letter, on

Mr. Raymond A. Be November 22, 2019 Page 2

information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE: All required disclosures in the Registration Statement will be complete upon the filing of a subsequent pre-effective amendment prior to the effective date of the Registration Statement. The Trust acknowledges that the Staff may have additional comments on portions of the Registration Statement when they are completed, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.	It is unclear from the disclosures whether the Funds intend to operate as self-indexing funds. For example, in the fourth paragraph in each Fund’s prospectus summary under “Principal Investment Strategy,” the disclosure states that the index provider is not affiliated with the Fund, suggesting that each Fund will not be self-indexed. However, in each Fund’s prospectus summary under “Principal Investment Risks,” the risk factor captioned “Index Methodology Risk” states, “the Advisor may also carry out additional ad hoc rebalances.” Similarly, on page 73, the disclosure states that the adviser/index calculation agent “may, in its discretion, elect to determine the appropriate composition of the Index based on alternative calculation or rebalancing methodologies.” Also on page 73, the disclosure states, “Each Index is the property of the Advisor.” As the prospectus indicates that the funds will operate as exchange traded funds, they must operate pursuant to exemptive orders issued by the Commission. It appears the Funds have sought relief to operate as self-indexing ETFs. See Application for Exemption filed by the Trust on June 27, 2019, available on EDGAR. Accordingly, please revise the prospectus to describe the Funds’ strategies and risks in a manner consistent with the exemptive relief contemplated.

RESPONSE: The Trust confirms that the Funds intend to operate as self-indexed exchange-traded funds and the Trust will revise the prospectus to describe the Funds’ strategies and risks in a manner consistent with the exemptive relief contemplated. The Trust will remove references in the prospectus to “ad hoc” rebalances and “alternative calculation or rebalancing methodologies.”

3.	For each Fund, supplementally provide us with a “white paper” or similar documentation that describes the index methodology.

RESPONSE: The Trust has included documentation that describes the methodology for each index in Appendix A.

Mr. Raymond A. Be November 22, 2019 Page 3

Fee Table

4.	The AFFE line in the fee table currently states “None.” To the extent the Funds expect the index will be allocated to cash, it states that it will be investing in other funds (e.g., ETFs and money-market funds). Does the fund expect the index to be allocated to cash and to have investments in underlying funds? If so, revise this line in the fee table.

RESPONSE: Please note that the Trust does not expect the indices to be allocated to cash or to have investments in underlying funds. Further, the Trust does not anticipate that acquired fund fees and expenses will exceed 0.01% of the average net assets of any Fund. Therefore, in accordance with Item 3(f)(i) of Form N-1A, the line item for “Acquired Fund Fees and Expenses” will be omitted from the “Fees and Expenses” table for each Fund and any acquired fund fees and expenses will be included in the “Other Expenses” line item of the table.

5.	Please confirm that the expense limitation agreement will be in effect for at least one year from the effective date of the Registration Statement. If not, delete the reference to the fee waiver/expense reimbursement both in the fee table and its footnote.

RESPONSE: The Trust confirms that the expense limitation agreement will be in effect for at least one year from the effective date of the Registration Statement.

Principal Investment Strategies

6.	With respect to the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF, state that 80% of the Fund’s assets will be invested in companies/investments economically tied to the country, countries or region specified in the Fund’s name. See Rule 35d-1(a)(3)(i). In addition, describe the specific criteria used to determine that an investment is economically tied to the country or region specified in the Fund’s name.

RESPONSE: With respect to the Funds referenced above, the Trust will include disclosure in the prospectus stating that, under normal circumstances, at least 80% of a Fund’s assets will be invested in companies/investments economically tied to the country, countries or region specified in the Fund’s name. The Trust will also describe the specific criteria used to determine that an investment is economically tied to the country or region specified in the Fund’s name.

Mr. Raymond A. Be November 22, 2019 Page 4

7.	Disclosure in the second paragraph states that securities will be selected by applying a “New Age Alpha Propriety Human Factor Score.” The disclosure further states, “The Human Factor is a risk that comes from humans interpreting vague or ambiguous information in a systematically incorrect way.” Explain in more detail what the “Human Factor” means and how such scores are created and assigned to issuers and their securities. In addition, explain how the Human Factor Score will be used to determine the securities in which the Fund will invest principally.

RESPONSE: The Trust will include disclosure in the prospectus explaining in more detail what the “Human Factor” means, how such scores are created and assigned to issuers and their securities and how the Human Factor Score will be used to determine the Fund’s principal investments.

8.	Disclosure in the third paragraph states that the indices rank their respective universe of investments “using the Human Factor Score and other rules-based criteria.” Disclose what these “other rules-based criteria” are.

RESPONSE: The Trust will include additional disclosure in the prospectus regarding these “other rules-based criteria”.

9.	Disclosure in the third paragraph of the “Low Vol” funds states that the indices rank potential investments “using the Human Factor Score, annualized standard deviation, and other rules-based criteria.” Explain what “annualized standard deviation” means and how the methodology determines and ranks investments based on this criteria.

RESPONSE: The Trust will include additional disclosure in the prospectus explaining what “annualized standard deviation” means and how the methodology determines and ranks investments based on this criteria.

10.	Disclosure in the first paragraph indicates that the index tracked by a fund “consist of common stock of companies” in another index (e.g., S&P 500 Index). However, disclosure in the fifth paragraph states that these indices can be “allocated to cash.” Reconcile these disclosures. To the extent the indices can be allocated to cash, explain how such cash allocations play a role in the index methodologies and the circumstances in which the indices would be allocated to cash.

RESPONSE: Please note that the Trust does not expect any of the indices to be allocated to cash. Accordingly, the Trust will revise the prospectus to remove references to the indices being allocated to cash.

Mr. Raymond A. Be November 22, 2019 Page 5

11.	Disclosure in the sixth paragraph states that the respective Fund’s index is rebalanced “at least quarterly” or “at least semi-annually” or “more frequently when the Index Methodology signal changes.” Disclose in plain English what is meant by a “signal change.”

RESPONSE: The Trust will revise the prospectus to remove references to “signal changes”.

12.	With respect to the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF, the principal strategy states that rebalances will occur “at least semi-annually.” However, the risk factor captioned “Non-Correlation Risk” states that “the Index composition may vary on a quarterly basis.” Please harmonize these disclosures.

RESPONSE: The Trust will revise the prospectus to clarify that the Funds referenced above will conduct rebalances semi-annually.

Principal Investment Risks

13.	The principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See speech of Dalia Blass to the ICI, Oct. 25, 2018. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

RESPONSE: The Trust will revise the prospectus to prioritize the risks that New Age Alpha Advisors, LLC believes are, under normal market conditions, most likely to adversely affect each Fund’s net asset value, yield and total return. The Trust intends to list the most significant risks to each Fund first and alphabetize the remaining risks.

14.	In the risk factor captioned “Index Methodology Risk,” the disclosure states, “[t]here is no assurance that the index methodology will successfully identify companies that exhibit low or high probability scores.” Explain what “low or high probability scores” means.

RESPONSE: The Trust will revise the prospectus as follows:

Mr. Raymond A. Be November 22, 2019 Page 6

“[t]here is no assurance that the index methodology will successfully identify companies with low Human Factor (underpriced) or high Human Factor (overpriced) scores.”

15.	For the risk titled “Investment in Investment Vehicles Risk,” consider revising the title for clarity, such as to “Investment in Other Funds Risk.”

RESPONSE: The Trust will revise the risk titled “Investment in Investment Vehicles Risk” to read “Investment in Other Funds Risk” for each Fund and make corresponding changes to the related risk disclosures.

Information About the Funds’ Non-Principal Risks (page 67)

16.	The disclosure includes a risk factor captioned “Temporary Defensive Positions.” Supplementally explain how taking such a position would be consistent with the Fund’s passive indexing strategy.

RESPONSE: The Trust will revise the prospectus to remove the risk factor captioned “Temporary Defensive Positions.”

Statement of Additional Information

Description of the Trust and Funds (page 3)

17.	Disclosure in the fifth paragraph states “the names and quantities of the instruments that constitute Deposit Instruments and the names and quantities of the instruments that constitute Redemption Instruments will be identical.” However, on page 78 of the prospectus, under “Redemption of Shares,” the disclosure states “[f]und Securities received on redemption may not be identical to Deposit Securities.” Please harmonize.

RESPONSE: The Trust will revise the SAI to clarify that, under certain circumstances, the names and quantities of the instruments that constitute Deposit Instruments and the names and quantities of the instruments that constitute Redemption Instruments may not be identical.

Reverse Repurchase Agreements (page 17)

18.	In the second full paragraph on page 18, clarify what “securities acceptable to the Advisor or Sub-Advisor” means.

Mr. Raymond A. Be November 22, 2019 Page 7

RESPONSE: The Trust will revise the SAI to clarify that the securities the Advisor or Sub-Advisor will receive as collateral for any repurchase agreement will consist of cash, cash equivalents and other liquid assets.

Investment Limitations (page 31)

19.	Under “Concentration” on page 32, the disclosure indicates that a Fund will not invest 25% or more of its total assets in a particular industry. Harmonize this investment limitation with disclosure elsewhere that a Fund will be concentrated to the same extent as the index that it seeks to track.

RESPONSE: The Trust will revise the disclosure under the caption “Concentration” in the SAI to clarify that a Fund will be concentrated in an industry or group of industries to the same extent that such Fund’s underlying index concentrates in a particular industry or group of industries.

Policies Relating to Rule 35d-1 under the 1940 Act (page 33)

20.	The 80% policy to which this section refers arise as a condition of the Fund’s exemptive relief as an index ETF, rather than pursuant to Rule 35d-1. Please revise this heading accordingly.

RESPONSE: The Trust will revise the disclosure in the SAI to clarify that the 80% policy arises as a condition of the Funds’ exemptive relief as index ETFs, rather than pursuant to Rule 35d-1 under the 1940 Act.

Service Providers (page 37)

21.	Under Investment Advisor, the disclosure states that Infusive may appoint sub-advisors. Supplementally explain whether the Advisor has sought or received manager-of-managers relief.

RESPONSE: Please note that, as indicated in the Registration Statement, the Trust currently intends to use only one sub-advisor. Accordingly, the Trust has not sought and does not intend to seek manager-of-managers relief in connection with this Registration Statement; however, the Trust reserves the right to seek manager-of-managers relief in the future.

Mr. Raymond A. Be November 22, 2019 Page 8

Part C: Other Information

Signatures

22.	Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust’s principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

RESPONSE: Please note that, at the time of filing the initial Registration Statement, the Trust had a single Trustee who signed the Registration Statement and did not have any officers. The Trust acknowledges the comment and notes that, for any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act, it will indicate each capacity in which he or she signs the Registration Statement.

Please do not hesitate to contact me at (207) 228-7378 or e-mail me at cdubois@bernsteinshur.com if you have any questions regarding this filing.

Very truly yours,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois

Methodology

New Age Alpha U.S. Large-Cap Leading Index

Introduction

The New Age Alpha U.S. Large-Cap Leading Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha U.S. Large-Cap Leading Index consists of 100 U.S. stocks in the S&P 500 Index as ranked by using the Human Factor Score and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is the S&P 500 Index. The index constituent is part of the S&P 500 Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $5 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $3 stock price to be eligible.

Index Construction

Start with S&P 500 index constituents with available Human Factor Scores.

Select 100 stocks with the smallest Human Factor Scores.

Buffer

For March, June and September rebalances, index constituents would remain in the index if its Human Factor Score is less than the median Human Factor Score of the universe.

For December rebalance, there is no buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted quarterly effectively on the 1st trading day of March, June, September and December. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P 500 Index constituents and has an assigned Human Factor Score.

Weighting

The New Age Alpha U.S. Large-Cap Leading Index component is weighted by 1 - Human Factor Scores. For each sector, the Index also limits the maximum number of stocks for inclusion to be no more than 40, and a maximum of 3% over-weight per sector in the Index against the same sector in the S&P 500 Index is applied at the time of rebalance.

Launched Date

The index was launched on May 21, 2018.

NEW AGE ALPHA U.S. LARGE-CAP LEADING INDEX

Methodology

New Age Alpha U.S. Large-Cap Low Volatility Index

Introduction

The New Age Alpha U.S. Large-Cap Low Volatility Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha U.S. Large-Cap Low Volatility Index consists of 100 U.S. stocks in the S&P 500 Index as ranked by using the Human Factor Score, standard deviation and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is the S&P 500 Index. The index constituent is part of the S&P 500 Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $5 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $3 stock price to be eligible.

Index Construction

●	Start with S&P 500 Index constituents with available Human Factor Scores and standard deviation.

●	From each sector, select 80% of the stocks with the smallest Human Factor Score.

●	Select 100 stocks with the smallest standard deviation.

Buffer

The index does not apply buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted quarterly effectively on the 1st trading day of March, June, September and December. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P 500 Index constituents, has an assigned Human Factor Score and standard deviation.

Weighting

The New Age Alpha U.S. Large-Cap Low Volatility Index component is weighted by inverse of standard deviation, defined as 1/standard deviation.

Launched Date

The index was launched on May 21, 2018.

NEW AGE ALPHA U.S. LARGE-CAP LOW VOLATILITY INDEX

Methodology

New Age Alpha U.S. Small-Cap Leading Index

Introduction

The New Age Alpha U.S. Small-Cap Leading Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha U.S. Small-Cap Leading Index consists of 100 U.S. stocks in the S&P 600 Index as ranked by using the Human Factor Score and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is the S&P 600 Index. The index constituent is part of the S&P 600 Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $3 stock price to be eligible.

Index Construction

●	Start with S&P 600 Index constituents with available Human Factor Scores.

●	Select 100 stocks with the smallest Human Factor Scores.

Buffer

For March, June and September rebalances, the index constituents would remain in the index if its Human Factor Score is less than the median Human Factor Score of the universe.

For December rebalance, the index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted quarterly effectively on the 1st trading day of March, June, September and December. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P 600 Index constituents and has an assigned Human Factor Score.

Weighting

The New Age Alpha U.S. Small-Cap Leading Index component is weighted by 1 - Human Factor Scores. For each sector, the Index also limits the maximum number of stocks for inclusion to be no more than 40, and a maximum of 3% over-weight per sector in the Index against the same sector in the S&P 600 Index is applied at the time of rebalance.

Launch Date

The index was launched on July 9, 2018.

NEW AGE ALPHA U.S. SMALL-CAP LEADING INDEX

Methodology

New Age Alpha U.S. Small-Cap Low Volatility Index

Introduction

The New Age Alpha U.S. Small-Cap Low Volatility Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha U.S. Small-Cap Low Volatility Index consists of 100 U.S. stocks in the S&P 600 Index as ranked by using the Human Factor Score, standard deviation and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is the S&P 600 Index. The index constituent is part of the S&P 600 Index universe at the time of rebalance.

Liquidity Screen

● Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●Individual stocks must have a minimum of $3 stock price to be eligible.

Index Construction

●Start with S&P 600 index constituents with available Human Factor Scores and standard deviation.

●From each sector, select 80% of the stocks with the smallest Human Factor Scores.

●Select 100 stocks with the smallest standard deviation.

Buffer

The index does not apply a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted quarterly effectively on the 1st trading day of March, June, September and December. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P 600 Index constituents, has an assigned Human Factor Score and standard deviation.

Weighting

The New Age Alpha U.S. Small-Cap Low Volatility Index component is weighted by inverse of standard deviation, defined as 1/standard deviation.

Launched Date

The index was launched on July 9, 2018.

NEW AGE ALPHA U.S. SMALL-CAP LOW VOLATILITY INDEX

Methodology

New Age Alpha Europe Ex-UK Leading Index

Introduction

The New Age Alpha Europe Ex-UK Leading Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha Europe Ex-UK Leading Index consists of 20% stocks from the S&P Europe Ex-UK BMI Index as ranked by using the Human Factor Score and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is S&P Europe Ex-UK BMI Index. The index constituent is part of the S&P Europe Ex-UK BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P Europe Ex-UK BMI Index constituents with available Human Factor Scores.

●	From each of the eligible countries, select 20% of the stocks with the smallest Human Factor Scores.

●	Repeat the same procedure for each of the eligible countries and the selection is complete.

Buffer

For March rebalance, index constituents would remain in the index if its Human Factor Score is less than the median Human Factor Score of respected country in the index universe.

For September rebalance, the index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P Europe Ex-UK BMI Index constituents and has an assigned Human Factor Score.

Weighting

The New Age Alpha Europe Ex-UK Leading Index component is weighted by 1 - Human Factor Scores. At the time of rebalance, the sum of individual country weight in the index is set to be equal to the proportional country weight in the S&P Europe Ex-UK BMI Index.

Launched Date

The index was launched on October 22, 2018.

NEW AGE ALPHA EUROPE EX-UK LEADING INDEX

Methodology

New Age Alpha Europe Ex-UK Low Volatility Index

Introduction

The New Age Alpha Europe Ex-UK Low Volatility Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha Europe Ex-UK Low Volatility Index consists of 20% stocks in the S&P Europe Ex-UK BMI Index as ranked by using the Human Factor Score, standard deviation and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is the S&P Europe Ex-UK BMI Index. The index constituent is part of the S&P Europe Ex-UK BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P Europe Ex-UK BMI Index constituents with available Human Factor Scores and standard deviation.

●	From each of the eligible countries, select 80% of the stocks with the smallest Human Factor Scores.

●	Select 20% stocks with the smallest standard deviation.

●	Repeat the same procedure for each of the eligible countries and the selection is complete.

Buffer

The index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P Europe Ex-UK BMI Index constituents, has an assigned Human Factor Score and standard deviation.

Weighting

The New Age Alpha Europe Ex-UK Low Volatility Index component is weighted by inverse of standard deviation, defined as 1/standard deviation. At the time of rebalance, the sum of individual country weight in the index is set to be equal to the proportional country weight in the S&P Europe Ex-UK BMI Index.

Launched Date

The index was launched on October 22, 2018.

NEW AGE ALPHA EUROPE EX-UK LOW VOLATILITY INDEX

Methodology

New Age Alpha United Kingdom Leading Index

Introduction

The New Age Alpha United Kingdom Leading Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha United Kingdom Leading Index consists of 100 stocks in the S&P United Kingdom BMI Index as ranked by using the Human Factor Score and other rules-based criteria as defined by the Index methodology

Index Universe

The index universe is S&P United Kingdom BMI Index. The index constituent is part of the S&P United Kingdom BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P United Kingdom BMI Index constituents with available Human Factor Scores.

●	Select 100 stocks with the smallest Human Factor Scores.

Buffer

For March rebalance, the index constituents would remain in the index if its Human Factor Score is less than the median Human Factor Score of the universe.

For September rebalance, the index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P United Kingdom BMI Index constituents and has an assigned Human Factor Score.

Weighting

The New Age Alpha United Kingdom Leading Index component is weighted by 1 - Human Factor Scores.

Launched Date

The index was launched on October 15, 2018.

NEW AGE ALPHA UNITED KINGDOM LEADING INDEX

Methodology

New Age Alpha United Kingdom Low Volatility Index

Introduction

The New Age Alpha United Kingdom Low Volatility Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha United Kingdom Low Volatility Index consists of 100 stocks in the S&P United Kingdom BMI Index as ranked by using the Human Factor Score, standard deviation and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is S&P United Kingdom BMI Index. The index constituent is part of the S&P United Kingdom BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P United Kingdom BMI Index constituents with available Human Factor Scores and standard deviations.

●	Select 80% of the stocks with the smallest Human Factor Scores.

●	Select 100 stocks with the smallest standard deviation

Buffer

The index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P United Kingdom BMI Index constituents, has an assigned Human Factor Score and standard deviation.

Weighting

The New Age Alpha United Kingdom Low Volatility Index component is weighted by inverse of standard deviation, defined as 1/standard deviation.

Launched Date

The index was launched on October 15, 2018.

NEW AGE ALPHA UNITED KINGDOM LOW VOLATILITY INDEX

Methodology

New Age Alpha Japan Leading Index

Introduction

The New Age Alpha Japan Leading Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha Japan Leading Index consists of 20% stocks from the S&P Japan BMI Index as ranked by using the Human Factor Score and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is S&P Japan BMI Index. The index constituent is part of the S&P Japan BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P Japan Index constituents with available Human Factor Scores.

●	Select 20% stocks with the smallest Human Factor Scores.

Buffer

For March rebalance, the index constituents would remain in the index if its Human Factor Score is less than the median Human Factor Score of the universe.

For September rebalance, the index does not have a buffer rule at the time of rebalance.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P Japan BMI Index constituents and has an assigned Human Factor Score.

Weighting

The New Age Alpha Japan Leading Index component is weighted by 1 - Human Factor Scores.

Launched Date

The index was launched on November 5, 2018.

NEW AGE ALPHA JAPAN LEADING INDEX

Methodology

New Age Alpha Japan Low Volatility Index

Introduction

The New Age Alpha Japan Low Volatility Index is part of the index family offered by New Age Alpha LLC. The New Age Alpha Japan Low Volatility Index consists of 20% stocks in the S&P Japan BMI Index as ranked by using the Human Factor Score, standard deviation and other rules-based criteria as defined by the Index methodology.

Index Universe

The index universe is S&P Japan BMI Index. The index constituent is part of the S&P Japan BMI Index universe at the time of rebalance.

Liquidity Screen

●	Individual stocks must have a minimum of $1 million 6-month average daily trading values to be eligible.

●	Individual stocks must have a minimum of $100 million market cap to be eligible.

Index Construction

●	Start with S&P Japan BMI Index constituents with available Human Factor Scores and standard deviations.

●	Select 80% of the stocks with the smallest Human Factor Scores.

●	Select 20% stocks with the smallest standard deviation.

Rebalance

The Index is reconstituted semi-annually effectively on the 1st trading day of March and September. At the time of rebalance, a stock is eligible to be selected if it is part of the S&P Japan BMI Index constituents, has an assigned Human Factor Score and standard deviation.

Buffer

The index does not have a buffer rule at the time of rebalance.

Weighting

The New Age Alpha Japan Low Volatility Index component is weighted by inverse of standard deviation, defined as 1/standard deviation.

Launched Date

The index was launched on November 5, 2018.

NEW AGE ALPHA JAPAN LOW VOLATILITY INDEX